Exhibit 99.1

Translation for information purposes only

CELLECTIS

A French limited liability company (société anonyme) with share capital of € 2.123.283,45

Registered Office: 8, rue de la Croix Jarry - 75013 Paris

Paris trade and companies register N°. 428 859 052

(the “Company”)

NOTICE OF

COMBINED SHAREHOLDERS’ MEETING

OF JUNE 29, 2020

Shareholders are hereby informed that they are called to attend the combined shareholder’s meeting to be held on June 29, 2020 at 9 AM at Cellectis ‘office, located at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France. If there is no quorum, a second shareholders’ meeting will be held on July 24, 2020 at 9:30 AM, at the same place.

In the context of the Covid-19 epidemic and in accordance with Ordinance No. 2020-321 of March 25, 2020, this general meeting will take place behind closed doors, i.e. without the physical presence of the shareholders and the other persons entitled to attend. The shareholders will therefore not be able to physically attend the said meeting but may be represented and vote there under the conditions specified below.

The shareholder’s meeting is called to deliberate on the following agenda:

Agenda of the ordinary shareholders’ meeting

•	Board of directors’ management report, including the report on corporate governance, and presentation by the board of the annual financial statements for the financial year ended December 31, 2019,

•	Statutory auditors’ reports on the financial statements and the agreements referred to in article L. 225-38 of the French commercial code,

•	Approval of the financial statements for the financial year ended December 31,2019,

•	Statutory auditors’ reports on the consolidated financial statements for the financial year ended December 31, 2019,

•	Company’s management report and presentation by the supervisory board of the consolidated financial statements for the financial year ended December 31, 2019,

•	Approval of the consolidated financial statements for the financial year ended December 31, 2019,

•	Allocation of income for the financial year ended December 31, 2019,

•	Review of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code,

•	Setting the amount of the total compensation for non-executive directors,

•	Renewal of the mandate of a member of the Board of Directors of Annick Schwebig,

•	Renewal of the mandate of a member of the Board of Directors of Laurent Arthaud,

•	Renewal of the mandate of a member of the Board of Directors of Pierre Bastid,

•	Renewal of the mandate of a member of the Board of Directors of Rainer Boehm,

•	Renewal of the mandate of a member of the Board of Directors of Hervé Hoppenot,

•	Authorization to be given to the board of directors to buy back Company shares,

Agenda of the extraordinary shareholders’ meeting

•	Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of categories of persons meeting specified characteristics,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a first category of persons meeting specified characteristics

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a second category of persons meeting specified characteristics

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights, in favor of a category of persons taking part to a line of equity financing or bond financing,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future by issuing ordinary shares or any securities, while maintaining the preferential subscription rights of shareholders,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or any securities, with waiver of the preferential subscription rights of the shareholders, through a public offering,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or of any securities, with waiver of the preferential subscription rights of the shareholders, through an offer referred to in article L. 411-2 of the French monetary and financial code.

•	Delegation granted to the board of directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights,

•	Overall limitations to the amount of issuances made under the above resolutions,

•	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or others,

•	Authorization to be given to the board of directors to grant options to subscribe or purchase Company’s shares,

•	Authorization be given to the board of directors for the allocation of free shares existing and/or to be issued in the future,

•

Delegation of authority to be granted to the board of directors to issue warrants giving the right to subscribe ordinary shares of the Company – Cancellation of the preferential right of subscription to the benefit of a category of persons meeting specific characteristics : (i) members and observers (censeurs) of the Company’s board of directors in office on the date the warrants are granted who are not employees or senior executives of the Company or of one of its subsidiaries or (ii) persons who have entered into a service or consultant contract with the Company or with one of its subsidiaries or (iii) members of any committee which the board or of directors has set up or could set up who are not employees or senior executives of the Company or of one of its subsidiaries.

•	Overall limitations to the amount of issues made under the above resolutions.

•

Amendment of article 12 of the articles of association “meeting of the board of directors” in order to provide for the possibility for the board of directors to take certain decisions by means of written consultation,

•

Amendment of Article 18 of the Articles of Association “General Meetings - quorum - voting - number of votes” in order to update the legal provisions concerning the procedures for determining the majority required for the adoption of resolutions by general meetings of shareholders,

•

Delegation to be granted to the board of directors for the purpose of an increase in the share capital whose subscription would be reserved to members of a company savings plan established pursuant to articles L. 3332-1 and following of the French labor code

TEXT OF RESOLUTIONS

FIRST RESOLUTION

Approval of the financial statements for the financial year ended December 31, 2019

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the board of directors’ management report for the financial year ended December 31, 2019, including corporate governance report, and the statutory auditors’ report on financial statements for the financial year ended December 31, 2019 and the corporate governance report, hereby approves the financial statements for the financial year ended December 31, 2019, which show a loss of € 49,952,786, as well as the transactions reflected in these financial statements and summarized in these reports, hereby acknowledges that no expenses and no charges as referred to in article 39-4 of the French general tax code or surplus depreciation were incurred.

SECOND RESOLUTION

Approval of the consolidated financial statements for the financial year ended December 31, 2019

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the Company’s management report and the statutory auditors’ report on the consolidated financial statements for the financial year ended December 31, 2019,

hereby approves the consolidated financial statements for the financial year ended December 31, 2019 as presented to it, as well as the transactions reflected in these financial statements and summarized in these reports.

THIRD RESOLUTION

Allocation of income for the financial year ended December 31, 2019

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the board of directors’ management report,

acknowledges that the loss for the financial year ended December 31, 2019 amounts to € 49,952,786,

hereby resolves to allocate the aforementioned income to the “retained earnings” debit account that shall thereafter show an amount of € 214,579,604.

In accordance with article 243 bis of the French general tax code, it is recalled that no dividend has been distributed over the past three financial years.

FOURTH RESOLUTION

Approval of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the statutory auditors’ special report on the agreements referred to in articles L. 225-38 and the following sections of the French commercial code,

notes that no agreements referred to in those Articles were concluded during the financial year just ended.

FIFTH RESOLUTION

Setting the amount of the total compensation (directors fees) to be granted to the non-executive directors.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the board of directors’ report,

hereby resolves to set the amount of the directors fees for non-executive directors to € 600,000 for the fiscal year 2020, as well as for each subsequent fiscal year, until otherwise decided by the general meeting.

SIXTH RESOLUTION

Renewal of the mandate of a member of the Board of Directors of Mrs. Annick Schwebig

The General Meeting, ruling under the conditions of a quorum and majority required for Annual General Meetings,

having considered the report of the Board of Directors and noting that Mrs. Annick Schwebig’s term of office expires at the end of this General Meeting,

resolves to renew Mrs. Annick Schwebig term of office for a further three (3) years, expiring at the Annual General Meeting held to approve the financial statements for the year ending 31 December 2022.

Mrs. Annick Schwebig indicated in advance that she would accept the renewal of her term of office as Director and was not subject to any incompatibility that might prevent him from exercising it.

SEVENTH RESOLUTION

Renewal of the mandate of a member of the Board of Directors of Mr. Laurent Arthaud

The General Meeting, ruling under the conditions of a quorum and majority required for Annual General Meetings,

having considered the report of the Board of Directors and noting that Mr. Laurent Arthaud ‘s term of office expires at the end of this General Meeting,

resolves to renew Mr. Laurent Arthaud term of office for a further three (3) years, expiring at the Annual General Meeting held to approve the financial statements for the year ending 31 December 2022.

Mr. Laurent Arthaud indicated in advance that he would accept the renewal of his term of office as Director and was not subject to any incompatibility that might prevent him from exercising it.

EIGHTH RESOLUTION

Renewal of the mandate of a member of the Board of Directors of Mr. Pierre Bastid

The General Meeting, ruling under the conditions of a quorum and majority required for Annual General Meetings,

having considered the report of the Board of Directors and noting that Mr. Pierre Bastid’s term of office expires at the end of this General Meeting,

resolves to renew Mr. Pierre Bastid term of office for a further three (3) years, expiring at the Annual General Meeting held to approve the financial statements for the year ending 31 December 2022.

Mr. Pierre Bastid indicated in advance that he would accept the renewal of his term of office as Director and was not subject to any incompatibility that might prevent him from exercising it.

NINTH RESOLUTION

Renewal of the mandate of a member of the Board of Directors of Mr. Rainer Boehm

The General Meeting, ruling under the conditions of a quorum and majority required for Annual General Meetings,

having considered the report of the Board of Directors and noting that Rainer Boehm’s term of office expires at the end of this General Meeting,

resolves to renew Mr. Rainer Boehm term of office for a further three (3) years, expiring at the Annual General Meeting held to approve the financial statements for the year ending 31 December 2022.

Mr. Rainer Boehm indicated in advance that he would accept the renewal of his term of office as Director and was not subject to any incompatibility that might prevent him from exercising it.

TENTH RESOLUTION

Renewal of the mandate of a member of the Board of Directors of Mr. Hervé Hoppenot

The General Meeting, ruling under the conditions of a quorum and majority required for Annual General Meetings,

having considered the report of the Board of Directors and noting that Mr. Hervé Hoppenot’s term of office expires at the end of this General Meeting,

resolves to renew Mr. Hervé Hoppenot term of office for a further three (3) years, expiring at the Annual General Meeting held to approve the financial statements for the year ending 31 December 2022.

Mr. Hervé Hoppenot indicated in advance that he would accept the renewal of his term of office as Director and was not subject to any incompatibility that might prevent him from exercising it.

ELEVENTH RESOLUTION

Authorization to be given to the board of directors to buy back Company shares,

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the board of directors’ report,

in accordance with the provisions of articles L. 225-209 and the following sections of the French commercial code,

hereby authorizes the board of directors to acquire Company shares, in accordance with the terms and conditions set out in articles L. 225-209 and the following sections of the French commercial code,

hereby resolves that the acquisition, disposal or transfer of these shares may be carried out by any means, on one or more occasions, in particular in the market or over the counter, including by acquisition or disposal of blocks of shares, public offerings, through the use of derivatives or option-based instruments, in accordance with the terms and conditions stipulated by the market authorities and in compliance with the applicable regulation, hereby resolves that the authorization may be used for the purpose of:

•

ensuring the liquidity of the Company’s shares as part of a liquidity agreement with a financial services intermediary that meets the terms of the compliance charter recognized by the French financial market authority (Autorité des Marchés Financiers);

•

honoring obligations related to stock option plans, the granting of free shares, employee savings plans or other allocations of shares to the employees or officers of the Company or of companies that are related to it;

•	allocating shares upon the exercise of rights attached to securities giving access to the share capital;

•

purchasing shares to be held and subsequently tendered for exchange or in payment as part of potential external growth transactions, in compliance with market practices accepted by the French financial market authority;

•	canceling all or some of the repurchased shares, and

•

more generally, operating for any purpose that might be authorized by law or any market practice that could be allowed by the market authorities, it being specified that, in such a case, the Company would inform its shareholders through a press release.

hereby resolves to set the maximum unit price per share (excluding fees and commissions) at €100, with an overall ceiling of €100,000,000, it being specified that this purchase price shall be subject, where applicable, to the adjustments necessary in order to take into account share capital operations (in particular, the incorporation of reserves, the granting of free shares and the stock split or reverse stock split of shares) that might occur during this authorization’s validity period, hereby notes that the maximum number of shares that might be purchased pursuant to this resolution may not at any time exceed 10% of the total number of shares, it being specified that (i) when the shares are acquired for the purpose of promoting the liquidity of the Company’s shares, the number of shares taken into account when calculating this limit shall correspond to the number of shares purchased minus the number of shares resold during the period of the authorization and (ii) when they are acquired to be held and subsequently tendered in payment or in exchange as part of a merger, spin-off or asset contribution, the number of shares acquired may not exceed 5% of the total number of shares, hereby confers all powers on the board of directors, with the ability to further delegate as provided for by law, to implement this authorization, to place any stock market orders, conclude any agreements in accordance with the law, to carry out any formalities, measures and declarations to the French financial market authority (Autorité des Marchés Financiers) and any other competent authorities and to do whatever is generally necessary.

This authorization is granted for a period of eighteen (18) months from the date of this meeting and terminates any previous authorization having the same purpose.

TWELFTH RESOLUTION

Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares,

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ special report,

subject to the adoption of the 11th resolution above,

hereby authorizes the board of directors, in accordance with article L. 225-209 of the French commercial code, for a period of eighteen (18) months from the date of this meeting, to cancel, on one or more occasions, up to the limit of 10% of the total share capital per twenty-four (24) months period, all or some of the shares acquired by the Company and to proceed correspondingly to reduce the share capital, it being specified that this limit applies to an amount of share capital that shall be adjusted, where applicable, to take into account transactions that might affect it after the date of this meeting, hereby resolves that any excess of the purchase price of the shares above their par value shall be charged against the share premium, merger or asset contribution account or against any other available reserve account, including the legal reserves up to the limit of 10% of the capital reduction carried out, hereby confers all powers on the board of directors, with the ability to further delegate as provided for by law, for the purpose of carrying out all actions, formalities or declarations to implement the share capital reductions that might be carried out under this authorization and for the purpose of consequently amending the Company’s bylaws.

This authorization is granted for a period of eighteen (18) months from the date of this general meeting and terminates any previous authorization having the same purpose.

THIRTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of categories of persons meeting specified characteristics

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code, L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-138 and L. 228-91 and the following sections of the French commercial code, hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority for the purpose of deciding, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares of the Company or any securities giving access by any means, immediately and/or in future, to the share capital of the Company or giving entitlement to the allotment of debt securities (including, in particular, share subscription warrants or share issuance rights), hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities or allow their issuance as intermediate securities,

hereby resolves that the overall nominal amount of the increases in share capital likely to be carried out, immediately or in future, under this resolution, is set at € 639,985 or its equivalent in foreign currency to which shall be added, where applicable, the par value of the additional shares or securities to be issued, in order to maintain, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, hereby resolves that this amount shall be offset against the overall ceiling referred to in the 21st resolution below,

hereby resolves that the total nominal amount of debt securities issued and giving access to the share capital that may be issued may not exceed € 300,000,000 (or the equivalent amount in the event it is issued in another currency), it being specified that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 21st resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves to cancel the preferential subscription rights of the shareholders over the ordinary shares of the Company and/or to all securities giving access to the share capital and/or any debt securities to be issued to the following category of persons having the following characteristics:

•

one or individuals or legal persons (including companies), trusts, investment funds or other investment vehicles, whatever their form (including, without limitation, any investment fund or venture capital company, especially any FPCI, FCPI or FIP), governed by French or foreign law, shareholders or not of the Company, investing on a regular basis or having invested at least 5 million euros over the last 36 months in the health or biotechnology sector, hereby specifies, where applicable, that pursuant to article L. 225-132 of the French commercial code, the decision to issue securities giving access to the share capital also involves the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued shall give entitlement, hereby resolves that the amount that is or shall become due to the Company for each share issued under the aforementioned delegation will be at least equal to the par value of these shares on the date of issue and also decides that the issue price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20%, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issue price of ordinary shares that may result from their exercise, from their conversion or from their exchange may, where applicable, be set, at the board’s discretion, by reference to a formula defined by it and applicable following the issue of these securities (for example, when they are exercised, converted or exchanged) in which case the aforementioned maximum discount may be assessed, if the board deems appropriate, on the date that the formula is applied (and not on the date that the issue price is set), and (ii) the issue price of the securities giving access to the share capital issued under this resolution shall be such that the sum, where applicable, received immediately by the Company, plus the sum that may be received by it on conversion or exchange of these securities is, for each share issued as a consequence of the issuance of such securities, at least equal to the aforementioned minimum amount, hereby resolves that the board of directors, as provided in law, shall have all powers to implement this delegation for the purpose of, in particular but not limited to:

•

deciding the amount of the increase in share capital, the issue price (it being specified that it shall be determined in accordance with the terms and conditions established below) and the amount of the premium that may, where applicable, be required on issue;

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital;

•	the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment;

•	drawing up the list of beneficiaries within the category of persons aforementioned and the number of shares to be allocated to each of them;

•

at its own discretion, and when it deems it appropriate, charging the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deducting, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	duly recording each capital increase and carrying out the corresponding amendments to the Company’s bylaws;

•

in general terms, entering into any agreement, in particular in order to complete the intended issuances successfully, to take all measures and to perform all formalities appropriate for the issue, the listing and for the financial service of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

•	taking any decision in order to admit the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading,

hereby specifies that this delegation granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, hereby notes the fact that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, the board of directors shall report to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, on the use made of the authorizations conferred by this resolution.

FOURTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a first category of persons meeting specified characteristics

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code, L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-138 and L. 228-91 and the following sections of the French commercial code, hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority for the purpose of deciding, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares of the Company or any securities giving access by any means, immediately and/or in future, to the share capital of the Company or giving entitlement to the allotment of debt securities (including, in particular, share subscription warrants or share issuance rights), hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities or allow their issuance as intermediate securities,

hereby resolves that the overall nominal amount of the increases in share capital likely to be carried out, immediately or in future, under this resolution, is set at € 639,985 or its equivalent in foreign currency to which shall be added, where applicable, the par value of the additional shares or securities to be issued, in order to maintain, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, hereby resolves that this amount shall be offset against the overall ceiling referred to in the 21st resolution below,

hereby resolves that the total nominal amount of debt securities issued and giving access to the share capital that may be issued may not exceed € 300,000,000 (or the equivalent amount in the event it is issued in another currency), it being specified that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 21st resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves to cancel the preferential subscription rights of the shareholders over the ordinary shares of the Company and/or to all securities giving access to the share capital and/or any debt securities to be issued to the following category of persons having the following characteristics:

•

any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, that undertakes to guarantee (underwrite) the completion of the share capital increase or any issue that may involve an increase in the share capital in the future which may be carried out pursuant to this delegation;

hereby specifies, where applicable, that pursuant to article L. 225-132 of the French commercial code, the decision to issue securities giving access to the share capital also involves the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued shall give entitlement, hereby resolves that the amount that is or shall become due to the Company for each share issued under the aforementioned delegation will be at least equal to the par value of these shares on the date of issue and also decides that the issue price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20%, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issue price of ordinary shares that may result from their exercise, from their conversion or from their exchange may, where applicable, be set, at the board’s discretion, by reference to a formula defined by it and applicable following the issue of these securities (for example, when they are exercised, converted or exchanged) in which case the aforementioned maximum discount may be assessed, if the board deems appropriate, on the date that the formula is applied (and not on the date that the issue price is set), and (ii) the issue price of the securities giving access to the share capital issued under this resolution shall be such that the sum, where applicable, received immediately by the Company, plus the sum that may be received by it on conversion or exchange of these securities is, for each share issued as a consequence of the issuance of such securities, at least equal to the aforementioned minimum amount, hereby resolves that the board of directors, as provided in law, shall have all powers to implement this delegation for the purpose of, in particular but not limited to:

•

deciding the amount of the increase in share capital, the issue price (it being specified that it shall be determined in accordance with the terms and conditions established below) and the amount of the premium that may, where applicable, be required on issue;

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital;

•	the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment;

•	drawing up the list of beneficiaries within the category of persons aforementioned and the number of shares to be allocated to each of them;

•

at its own discretion, and when it deems it appropriate, charging the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deducting, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	duly recording each capital increase and carrying out the corresponding amendments to the Company’s bylaws;

•

in general terms, entering into any agreement, in particular in order to complete the intended issuances successfully, to take all measures and to perform all formalities appropriate for the issue, the listing and for the financial service of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

•	taking any decision in order to admit the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading,

hereby specifies that this delegation granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, hereby notes the fact that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, the board of directors shall report to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, on the use made of the authorizations conferred by this resolution.

FIFTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a second category of persons meeting specified characteristics

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code, L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-138 and L. 228-91 and the following sections of the French commercial code, hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority for the purpose of deciding, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares of the Company or any securities giving access by any means, immediately and/or in future, to the share capital of the Company or giving entitlement to the allotment of debt securities (including, in particular, share subscription warrants or share issuance rights), hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities or allow their issuance as intermediate securities,

hereby resolves that the overall nominal amount of the increases in share capital likely to be carried out, immediately or in future, under this resolution, is set at € 639,985, or its equivalent in foreign currency to which shall be added, where applicable, the par value of the additional shares or securities to be issued, in order to maintain, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, hereby resolves that this amount shall be offset against the overall ceiling referred to in the 21st resolution below,

hereby resolves that the total nominal amount of debt securities issued and giving access to the share capital that may be issued may not exceed € 300,000,000 (or the equivalent amount in the event it is issued in another currency), it being specified that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 21st resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves to remove the preferential subscription rights of the shareholders over the ordinary shares of the Company and/or to all securities and/or any debt securities to be issued to the following category of persons having the following characteristics:

•

industrial companies, institutions or entities whatever their form, whether French or foreign, active in the health sector or biotechnology, directly or through a controlled company or by which they are controlled within the meaning of Article L. 233-3 I of the French commercial code, where applicable on the occasion of the conclusion of a commercial agreement or partnership with the Company, hereby specifies, where applicable, that pursuant to article L. 225-132 of the French commercial code, the decision to issue securities giving access to the share capital also involves the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued shall give entitlement, hereby resolves that the amount that is or shall become due to the Company for each share issued under the aforementioned delegation will be at least equal to the par value of these shares on the date of issue and also decides that the issue price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 15%, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issue price of ordinary shares that may result from their exercise, from their conversion or from their exchange may, where applicable, be set, at the board’s discretion, by reference to a formula defined by it and applicable following the issue of these securities (for example, when they are exercised, converted or exchanged) in which case the aforementioned maximum discount may be assessed, if the board deems appropriate, on the date that the formula is applied (and not on the date that the issue price is set), and (ii) the issue price of the securities giving access to the share capital issued under this resolution shall be such that the sum, where applicable, received immediately by the Company, plus the sum that may be received by it on conversion or exchange of these securities is, for each share issued as a consequence of the issuance of such securities, at least equal to the aforementioned minimum amount, hereby resolves that the board of directors, as provided in law, shall have all powers to implement this delegation for the purpose of, in particular but not limited to:

•

deciding the amount of the increase in share capital, the issue price (it being specified that it shall be determined in accordance with the terms and conditions established below) and the amount of the premium that may, where applicable, be required on issue;

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital;

•	the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment;

•	drawing up the list of beneficiaries within the category of persons aforementioned and the number of shares to be allocated to each of them;

•

at its own discretion, and when it deems it appropriate, charging the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deducting, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	duly recording each capital increase and carrying out the corresponding amendments to the Company’s bylaws;

•

in general terms, entering into any agreement, in particular in order to complete the intended issuances successfully, to take all measures and to perform all formalities appropriate for the issue, the listing and for the financial service of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

•	taking any decision in order to admit the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading,

hereby specifies that this delegation granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, hereby notes the fact that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, the board of directors shall report to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, on the use made of the authorizations conferred by this resolution.

SIXTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights, in favor of a category of persons taking part to a line equity financing or bond financing,

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and following of the French commercial code and, in particular, articles L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-138 and L. 228-91 and following of the French commercial code, hereby delegates to the board of directors the authority to decide, in the proportions and at the times that it shall deem fit, one or more capital increases through the issue, in France or abroad, of ordinary shares of the Company or equity securities giving access to other equity securities or giving entitlement to the allocation of debt securities, and/or securities (including notably all debt securities) giving access to equity securities of the Company, it being possible to issue such securities in euros, in foreign currency or in any monetary units whatsoever established by reference to several currencies at the choice of the Board of Directors, hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities (share warrants attached to bonds or issued to the benefit of subscribers to such bonds in particular) or allow their issuance as intermediate securities, hereby resolves to waive the preferential subscription rights of the shareholders over the ordinary shares in the Company and/or securities and/or any debt securities to be issued in favor of the following category of persons:

•

any credit institution, investment services provider, investment fund or company that undertakes to subscribe for or guarantee the completion of the capital increase or any issue of securities likely to result in a future capital increase (including, in particular, through the exercise of share warrants) that may be carried out pursuant to this delegation in the context of the implementation of an equity or bond financing contract;

hereby notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities thus issued, hereby resolves that the total nominal amount of the increases in share capital that may be carried out immediately and/or in the future, pursuant to this delegation, may not exceed € 639,985, or its equivalent in foreign currency, being the maximum amount to which shall be added, where applicable, the additional amount of the shares to be issued in order to maintain, in accordance with legal and regulatory provisions and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, hereby resolves to set at € 300,000,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued under this delegation, specifying that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 21st resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves that the amount that is or shall become due to the Company for each share issued under the aforementioned delegation will be at least equal to the par value of these shares on the date of issue and also resolves that the issue price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20% taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issue price of ordinary shares that may result from their exercise, from their conversion or from their exchange may, where applicable, be set, at the board’s discretion, by reference to a formula defined by it and applicable following the issue of these securities (for example, when they are exercised, converted or exchanged) in which case the aforementioned maximum discount may be assessed, if the board deems appropriate, on the date that the formula is applied (and not on the date that the issue price is set), and (ii) the issue price of the securities giving access to the share capital issued under this resolution shall be such that the sum, where applicable, received immediately by the Company, plus the sum that may be received by it on conversion or exchange of these securities is, for each share issued as a consequence of the issuance of such securities, at least equal to the aforementioned minimum amount, hereby specifies that the authorization thus conferred upon the board of directors is valid for a period of eighteen (18) months from the date of this general meeting and terminates any previous authorization having the same purpose, hereby resolves that the board of directors shall have all powers, with the ability to further delegate as provided for by law, in order to implement, in accordance with legal provisions and the Company’s bylaws, this delegation for the purpose notably of:

•

deciding the amount of the increase in share capital, the issue price (specifying that this shall be determined in accordance with the terms and conditions established below) and the amount of the premium that may, where applicable, be required on issuance;

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital;

•	setting the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment;

•	drawing up the list of beneficiaries within the category of persons aforementioned and the number of shares to be allocated to each of them;

•

at its own discretion, and when it deems it appropriate, charging the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deducting, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	duly recording each capital increase and carrying out the corresponding amendments to the Company’s bylaws;

•

in general terms, entering into any agreement, in particular in order to complete the intended issuances successfully, to take all measures and to perform all formalities appropriate for the issuance, the listing and for the financial service of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

•	taking any decision in order to admit the shares and securities thus issued to any market on which the company’s shares may be admitted for trading,

hereby notes the fact that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, the board of directors shall report to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, on the use made of the authorizations conferred by this resolution.

SEVENTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future by issuing ordinary shares or any securities, while maintaining the preferential subscription rights of shareholders.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code and, in particular, articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L. 225-134, 228-91, L. 228-92 and L. 228-93,

hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority to decide, in the proportions and at the times that it deems fit, one or more share capital increase in France and outside France, by issuing ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that may directly or indirectly own more than half of its capital or more than half of whose capital it may directly or indirectly own, with the ability to issue these securities in euros or in foreign currency or any other monetary unit based on a basket of currencies, at the choice of the board of directors, that may be paid up in cash, including through the offsetting of receivables, hereby resolves that the securities thus issued may consist of debt securities, be related to the issuing of such securities or allow their issue as intermediate securities,

hereby resolves that shareholders shall have, in proportion to the amount of shares they own, a preferential subscription rights to the ordinary shares or securities that are, where applicable, issued under this delegation, hereby confers upon the board of directors the powers to grant to shareholders the right to subscribe, on a reducible basis, to a higher number of shares or securities than that to which they could subscribe on an irreducible basis, in proportion to their subscription rights and, in any event, up to the limit of their request, hereby resolves to set at € 1,061,642 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of the increases in share capital that may be carried out, immediately and/or in future, under this resolution, it being specified that:

•

the maximum nominal amount of the increases in share capital that may be carried out, immediately or in future, by virtue of this delegation shall be offset against the overall ceiling amount referred to in the 21st resolution below,

•

to this ceiling shall be added, where applicable, the par value of the additional shares to be issued, in order to maintain, in accordance with the law and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital.

hereby resolves to set at € 300,000,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, specifying that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value,

•	this amount shall be offset against the overall ceiling referred to in the 21st resolution below,

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves that, if the subscriptions have not completely taken up all of such an issuance, the board of directors may use, in the order that it resolves, one or other of the following powers:

•	limiting the issuance to the amount of subscriptions, on condition that they reach at least three-quarters of the issuance initially agreed,

•	freely allocating all or part of the unsubscribed securities between the persons of its choice, and

•	offering to the public, on the French or international market, all or part of the unsubscribed securities,

hereby resolves that the issuance share subscription warrants of the Company may be carried out through a subscription offer, but also through their free allotment to the owners of the existing shares,

hereby resolves that in the event that share subscription warrants are allotted, the board of directors shall have the ability to decide that the fractional allotment rights are not negotiable and that the relevant securities shall be sold, hereby notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities issued under this delegation, hereby resolves that the board of directors shall have all powers, with the ability to further delegate as provided for by law, in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium,

•

setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital,

•

making any adjustments required pursuant to legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities and other rights giving access to the share capital of the Company, and

•	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

hereby resolves that the board of directors may:

•

at its own discretion, and when it deems it appropriate, charge the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•

take any measures and decisions and undertake any formalities required in order to list any securities thus issued on the Euronext Growth in Paris and any other market on which the Company’s shares would then be listed;

•

take any measures, enter into any commitment and carry out any formalities that are appropriate to complete the issue and for the purpose of finalizing the share capital increase and make the relevant amendments to the Company’s bylaws, hereby notes that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

EIGHTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or any securities, with waiver of the preferential subscription rights of the shareholders, through a public offering.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code and, in particular, articles L. 225-129 to L. 225-129-6, L. 225-135, L. 225-135-1, L. 225-136, 228-91, L. 228-92 and L. 228-93,

hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority to decide, by means of a public offering, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that may directly or indirectly own more than half of its capital or more than half of whose capital it may directly or indirectly own, with the ability to issue these securities in euros or in foreign currency or any other monetary unit based on a basket of currencies, at the choice of the board of directors, that may be paid up in cash, including through the offsetting of receivables, hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities or allow their issuance as intermediate securities,

hereby resolves that the issuances that may be carried out by virtue of this resolution may be carried out through public offers,

hereby resolves as a consequence to waive the preferential subscription rights of the shareholders over ordinary shares or securities issued pursuant to this delegation,

hereby notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities issued by virtue of this delegation, hereby resolves to set at € 639,985 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of the increases in share capital that may be carried out, immediately and/or in future, pursuant to this delegation, it being specified that:

•

the maximum nominal amount of the increases in share capital that may be carried out, immediately or in future, by virtue of this delegation shall be offset against the overall ceiling amount referred to in the 21st resolution below;

•

to this ceiling shall be added, where applicable, the par value of the additional shares to be issued, in order to maintain, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital.

hereby resolves to set at € 300,000,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, specifying that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 21st resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves that, if the subscriptions have not completely taken up all of such an issuance, the board of directors may use, in the order that it decides, one or other of the following powers:

•	limiting the issuance to the amount of subscriptions, on condition that they reach at least three-quarters of the issuance initially intended;

•	freely allocating all or part of the unsubscribed securities between the persons of its choice; and

•	offering to the public, on the French or international market, all or part of the unsubscribed securities,

hereby resolves that the issue price of shares issued pursuant to this delegation shall be determined by the board of directors and shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20% (it being nonetheless specified that if, when use is made of this delegation, the Company’s shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights and it being specified that the issue price of securities giving access to the share capital issued under this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuing of these securities, at least equal to the aforementioned minimum amount, hereby resolves that the board of directors shall have all powers, with the ability to further delegate as provided for by law, in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;

•

setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;

•

making any adjustments required pursuant to legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities or other rights giving access to the share capital of the Company; and

•	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

hereby resolves that the board of directors may:

•

at its own discretion, and when it deems it appropriate, charge the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•

take any measures and decisions and undertake any formalities required in order to list any securities thus issued on the Euronext Growth in Paris and any other market on which the Company’s shares would then be listed;

•

take any measures, enter into any commitment and carry out any formalities that are appropriate to complete the issue and for the purpose of finalizing the share capital increase and make the relevant amendments to the Company’s bylaws, hereby notes that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

NINETEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or of any securities, with waiver of the preferential subscription rights of the shareholders, through an offer referred to in Article L. 411-2 of the French monetary and financial code.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91, and L. 228-93 and following of the French commercial code and paragraph II of article L. 411-2 of the French monetary and financial code, hereby delegates to the Board of Directors its authority to decide, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that may directly or indirectly own more than half of its capital or more than half of whose capital it may directly or indirectly own, with the ability to issue these securities in euros or in foreign currency or any other monetary unit based on a basket of currencies, at the choice of the board of directors, that may be paid up in cash, including through the offsetting of receivables, hereby resolves that the issues that may be carried out pursuant to this resolution may be carried out by means of offers referred to in Article L. 411-2 of the French Monetary and Financial Code, and in particular to qualified investors or a limited circle of investors within the meaning of the said Article ;

hereby resolves that the securities thus issued may consist of debt securities, be related to the issuing of such securities or allow their issue as intermediate securities,

hereby resolves to waive the preferential subscription rights of the shareholders over ordinary shares or securities issued pursuant to this delegation,

hereby notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities thus issued, hereby resolves that the total nominal amount of share capital increases that may be carried out immediately and/or in future, pursuant to this delegation, may not be higher than € 639,985 nor in any circumstances exceed the limits provided in the regulations applying on the date of issue (by way of indication, on the date of this shareholders’ meeting, the issuance of equity securities carried out by an offer covered by article L.411-2 II of the French monetary and financial code is limited to 20% of the capital of the Company each year, with this share capital being assessed on the date that the board of directors decides to use this delegation), being the maximum amount to which shall be added, where applicable, the additional amount of the shares to be issued in order to maintain, in accordance with legal and regulatory provisions and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, the nominal amount of the increases in share capital that may be thus carried out shall be offset against the overall ceiling amount referred to in the 21st resolution below,

hereby resolves to set at € 300,000,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, it being specified that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 21st resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves that, if the subscriptions have not completely taken up all of such an issuance, the board of directors may use, in the order that it decides, one or other of the following powers:

•	limiting the issue to the amount of subscriptions, on condition that this reaches at least three-quarters of the issue that was initially agreed;

•	freely allocate all or part of the unsubscribed securities between the persons of its choice,

hereby resolves that the issue price of shares issued by virtue of this delegation shall be determined by the board of directors and shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20% (it being nonetheless specified that if, when use is made of this delegation, the Company’s shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights and specifying that the issue price of securities giving access to the share capital issued by virtue of this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuance of these securities, at least equal to the issue price defined above, hereby resolves that the board of directors shall have all powers, with powers to further delegate as provided for by the law, in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;

•

setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;

•

making any adjustments required pursuant to the legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities or other rights giving access to the share capital of the Company; and

•	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months.

hereby resolves that the board of directors may:

•

at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases by virtue of the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•

take any measures and decisions and undertake any formalities required in order to list any securities thus issued on the Euronext Growth in Paris and any other market on which the Company’s shares would then be listed;

•

take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws, hereby notes that, if the board of directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

TWENTIETH RESOLUTION

Delegation granted to the board of directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French commercial code,

hereby delegates the authority to the board of directors to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of the Company’s capital increases, or without preferential subscription rights, decided pursuant to the above-mentioned resolutions under the conditions stipulated in article L. 225-135-1 and R. 225-118 of the French commercial code (i.e. to a date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue), the said shares granting the same rights as the former shares subject to the date where they begin to bear dividend rights, hereby states that the par value of any capital increase decided pursuant to this delegation will be subtracted from the overall ceiling stipulated in the 21st resolution below, to which amount will if necessary be added, the additional amount of shares or securities which may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual stipulations that apply, the rights of holders of securities giving access to the capital and other rights in the capital, hereby resolves that the board of directors shall have all powers, with the ability to sub-delegate as provided for by law, in order to implement, in accordance with the legal provisions and with the Company’s bylaws, this resolution for the purpose of:

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;

•

setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;

•

to make any adjustments required pursuant to legal and regulatory provisions and, where applicable, contractual provisions that apply, in order to protect the rights of the bearers of securities and other rights giving access to the share capital of the Company; and

•	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

hereby resolves that the board of directors may:

•

at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	take any decision in order to admit the shares and securities thus issued for trading on a regulated Euronext market in Paris, and generally;

•

take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws, hereby notes that, if the board of directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

TWENTY-FIRST RESOLUTION

Overall limitations to the amount of issuances made under the 13th resolution, the 15th resolution, the 16th resolution, the 17th resolution, 18th resolution, the 19th resolution and the 20th resolution above.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

hereby resolves that:

•

the total nominal amount of the capital increases which are liable to be realized by virtue of the delegations conferred under the terms of the 13th resolution, the 15th resolution, the 16th resolution, the 17th resolution, the 18th resolution, the 19th resolution and the 20th resolution above cannot be more than € 1,061,642 being the maximum amount to which, if necessary, will be added the additional amount of shares to be issued to protect the rights of the holders of securities and other rights giving access to shares in accordance with the statutory and regulatory provisions and if necessary the applicable contractual provisions,

•

The total maximum nominal amount of the debt securities which can be issued pursuant to the delegations conferred under the terms of the resolutions above-mentioned is fixed at € 300,000,000 (or its equivalent in foreign currency or in units of account established by reference to several currencies). It is specified that this ceiling will not apply to debt securities referred to in the articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors under the conditions provided for in article L. 228-40 of the French commercial code or, in the other cases, under the conditions determined by the Company in accordance with the provisions of article L. 228-36-A of the French commercial code.

TWENTY-SECOND RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or others.

The shareholders’ general meeting deliberating under the quorum and majority conditions provided for in article L. 225-130 of the French commercial code,

having reviewed the board of directors’ report,

in accordance notably with the provisions of articles L. 225-129, L. 225-129-2, and L. 225-130 of the French commercial code,

hereby delegates to the board of directors the authority, with the ability to subdelegate as provided for by law, to decide one or more capital increases by incorporating premiums, reserves, profits or others into the capital, the capitalization of which is possible both legally and under the bylaws either in the form of an allocation of new free shares, by raising the par value of existing shares or by a combination of both, the said shares granting the same rights as the old shares subject to the date where they begin the bear dividend rights, hereby resolves that the total nominal amount of the capital increases which are liable to be realized immediately and/or in future cannot be more than € 2,000,000, being the maximum amount to which, if necessary, will be added the additional amount of shares to be issued to protect the rights of the holders of securities and other rights giving access to shares in accordance with the legal and regulatory provisions and, where applicable, with the contractual provisions that apply, it being specified that this ceiling is fixed autonomously and separately from the ceiling referred to in the 21St resolution above, hereby resolves, in accordance with article L. 225-130 of the French commercial code, that if the board of directors uses this delegation, the rights to the fractions of shares will not be negotiable and the corresponding securities will be sold, the sums from the sale will be allotted to the holders of the rights within the time limit established by the regulations, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

TWENTY-THIRD RESOLUTION

Authorization to be given to the board of directors to grant options to subscribe or purchase Company’s shares.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

hereby authorizes the board of directors to grant, within the scope of articles L. 225-177 to L. 225-185 of the French commercial code, during the periods authorized by law, on one or more occasions, to the members of the salaried staff and/or the executive officers (or some of them) of the Company and the companies and economic interest groupings affiliated to the Company under the conditions established in article L. 225-180-I of the said code, options giving the right to subscribe to or purchase ordinary shares, it being specified that:

•	the number of options granted under this authorization cannot give a right to purchase or subscribe for more than 2,972,596 shares with a par value of € 0.05 each;

•	this amount shall be subtracted from the overall ceiling referred to in the 26th resolution below;

•	the number of options allocated to executive officers, members of the executive committee of the Company may not exceed 1,000,000; and

•	the total number of shares which can be subscribed by exercising the stock options granted and not yet exercised may never exceed one third of the share capital,

hereby specifies that the board of directors must, if the Company’s shares were to be admitted to trading on a regulated Euronext market in Paris, be able to allocate share subscription or purchase options to the Company’s senior executives mentioned in article L. 225-185 sub paragraph 4 of the French commercial code in accordance with the provisions of article L. 225-186-1 of the French commercial code, hereby resolves that this delegation is granted for a period of thirty-eight (38) months from today’s date and terminates any previous authorization having the same purpose,

hereby resolves that this authorization entails the waiver by the shareholders in favor of the holders of the stock options thus issued, of their preferential subscription rights to the shares which will be issued, as and when the stock options are exercised and will be implemented under the conditions and in accordance with the terms provided for by the law and regulation in force on the day the purchase or subscription options are allocated, hereby resolves that the purchase or subscription price per share will be fixed by the board of directors on the day when the option is granted, in accordance with article L. 225-177 of the French commercial code, and shall be at least equal to the higher of the closing price of a share on the Euronext Growth in Paris and on the NASDAQ Stock Market or any other market on which the Company’s shares are listed (including if necessary as American Depositary Shares) preceding the day of the board of directors’ decision to allocate the options,, it being specified that when an option enables a beneficiary to purchase shares which have already been previously purchased by the Company, its exercise price, without prejudice to the preceding clauses and in accordance with the applicable legal provisions, cannot be less than 80% of the average price paid by the Company for all the shares it has previously purchased, hereby resolves that the price fixed for subscribing or purchasing the shares to which the options give entitlement, cannot be modified during the life of the options, it being specified that if the Company carries out one of the transactions mentioned in article L. 225-181 of the French commercial code it must take the necessary measures to protect the interests of the beneficiaries of the options under the conditions set out in article L. 228-99 of the French commercial code, hereby resolves that where adjustments set out in article L. 228-99 3° of the French commercial code may have to be carried out, the adjustment would be implemented by applying the method set out in article R. 228-91 of the French commercial code it being specified that the value of the preferential subscription rights, like the value of the share before the detachment of the subscription right, would if necessary be determined by the board of directors in accordance with the subscription, exchange or sale price per share agreed on during the last transaction on the Company’s capital (capital increase, contribution of securities, sale of shares etc.) during the six (6) months preceding the meeting of the said board of directors or if such a transaction does not occur during this period, in accordance with any other financial parameter which will appear relevant to the board of directors (and which will be validated by the Company’s statutory auditors), hereby resolves that the board of directors may, if necessary, suspend the exercise of the options in the event of the issue of new capital shares or new securities giving access to the capital as well as in the event of the Company’s merger or split up, hereby fixes the period of validity of the options at ten (10) years from their grant, it being specified that this period can be reduced by the board of directors for beneficiaries who reside in a given country if this is necessary to comply with the law of the said country, hereby gives full powers to the board of directors within the limits fixed above to:

•	determine the identity of the beneficiaries of the share purchase or subscription options as well as the number of options allocated to each of them;

•

fix the purchase and/or subscription price for the shares to which the options give an entitlement, within the limit of the above-mentioned legislation. The subscription price per share must be higher than the par value of the share;

•

ensure that the number of share subscription options granted by the board of directors is fixed so that the total number of share subscription options allocated and not yet exercised cannot give an entitlement to subscribe for more than a third of the share capital;

•

draw up the share subscription or share purchase option plan for shares and fix the terms for granting the options including notably the timetable for exercising the options granted which can vary depending on the holders, it being specified that these terms can include clauses prohibiting the immediate resale of all or part of the shares issued after exercising the options, within the limits fixed by the law;

•	purchase any Company shares which may be necessary in order to sell the shares to which the purchase options give entitlement;

•

perform all actions and formalities either itself or through a representative, in order to make the capital increases, which may be realized pursuant to the authorization given under this delegation, final and binding;

•

charge, if deemed necessary, the costs of the capital increases against the amount of the premiums relating to these increases and deduct, from this amount, the sums required to bring the legal reserve up to one-tenth of the new capital after each increase;

•	consequently modify the Company’s bylaws and generally do whatever may be necessary;

hereby specifies that the board of directors may, within the limits it has previously set, sub-delegate the powers conferred upon it under this resolution, in accordance with the provisions of the applicable laws and regulations, hereby resolves that the board of directors will inform the ordinary general meeting every year of the transactions performed within the context of this resolution.

TWENTY-FOURTH RESOLUTION

Authorization be given to the board of directors for the allocation of free shares existing and/or to be issued in the future.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-197-1 and following of the French commercial code,

hereby authorizes the board of directors to carry out the allocation of free shares existing and/or to be issued in the future by the Company, on one or several occasions, to members of the Company’s salaried staff or to certain categories of them and/or to its executive officers who satisfy the conditions stipulated in article L. 225-197-1 of the French commercial code as well as to the members of the salaried staff of companies or economic interest economic groupings in which the company directly or indirectly holds at least 10% of the capital or voting rights in, on the date the said shares are allocated, hereby specifies that the board of directors must, if the Company’s shares have been listed for trading on a regulated Euronext market in Paris, comply with the provisions of article L. 225-197-6 of the French commercial code in order to be able to allocate the free shares to the executive officers who satisfy the conditions of article L. 225-197-1, II of the French commercial code, hereby resolves to fix the number of free shares which can be allocated by the board of directors under this authorization at 2,972,596 shares with a unit par value of € 0.05, it being specified that (i) the total number of free shares allocated by the board of directors can never exceed the overall ceiling of [7%] of the Company’s share capital existing on the date of the decision to allocate them, (ii) this number will be charged against the overall ceiling set out in the 26th resolution below, and (iii) the number of free shares allocated to executive officers, members of the executive committee of the Company may not exceed 1,000,000;

hereby resolves that the grant of shares to their beneficiaries will be final and binding subject to satisfying the conditions and criteria which may be fixed by the board of directors after a period of at least one year (the “Vesting Period”) and that the beneficiaries of these shares must hold them for a period fixed by the board (the “Lock-in Period”) which, combined with the Vesting Period, cannot be less than two (2) years, hereby resolves, as an exception to the above, that the shares will be definitely allocated before the end of the Vesting Period if the beneficiary is affected by a disability which is classified in the second and third categories of article L. 341-4 of the French social security code, hereby resolves that the shares allocated will be freely transferable in the event of a demand for allocation made by the heirs of a deceased beneficiary or if the beneficiary is affected by a disability corresponding to a classification in the above-mentioned categories of the French social security code, hereby resolves that the Vesting period and the Lock-in Period will be fixed by the board of directors within the above-mentioned limits,

hereby notes that in accordance with article L. 225-197-1 of the French commercial code, when the allocation concerns shares to be issued in the future, this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the newly issued shares in favor of the beneficiaries of the free shares, with the corresponding increase in capital being definitely performed by the sole fact of the shares being allocated to the beneficiaries, hereby notes that as far as is required, this decision entails the waiver by the shareholders, in favor of the grantees, of the portion of the reserves, profits or premiums which will if necessary be used if new shares are issued at the end of the Vesting Period, and which the board of directors is given full powers to realize, hereby delegates full powers to the board of directors to:

•	record the existence of sufficient reserves and proceed for each allocation to transfer the sums necessary to pay up the new shares to be allocated to an unavailable reserve account;

•	determine the identity of the beneficiaries of the allocations and the number of shares liable to be allocated to each of them;

•	fix the terms and if necessary the criteria for the allocation of these shares;

if necessary:

•	decide, in due course, the capital increase(s) corresponding to the issuance of any new shares allocated freely;

•	carry out any share purchases required to deliver any existing shares allocated freely;

•	take all necessary measures to ensure that the beneficiaries comply with the required holding obligation;

•	and in general do whatever may be required within the scope of the current legislation to implement this authorization,

hereby specifies that the board of directors may, within the limits it has previously fixed, subdelegate the powers which are entrusted to it under this resolution in accordance with the applicable legislative and regulatory provisions, hereby resolves that the board of directors will inform the general meeting of the allocations made within the context of this resolution every year, in accordance with article L. 225-197-4 of the French commercial code, hereby fixes the period of validity of this delegation at thirty-eight (38) months from today’s date,

hereby specifies that as far as is required this delegation deprives any previous authorization granted to award Company free shares free, of all effect.

TWENTY-FIFTH RESOLUTION

Delegation of authority to be granted to the board of directors to issue warrants giving the right to subscribe ordinary shares of the Company – Cancellation of the preferential right of subscription to the benefit of a category of persons meeting specific characteristics.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

hereby delegates to the board of directors, with the ability to subdelegate as provided for by law, the authority to grant a maximum number of 850,000 share warrants (the “BSA”) each giving the right to subscribe to an ordinary Company share to which if necessary must be added the nominal amount of the additional shares to be issued in order to protect the rights of the holders of securities and other rights giving access to the Company shares in accordance with the law and the applicable contractual provisions, it being specified that this number will be charged against the overall ceiling stipulated in the 26th resolution below, hereby resolves that the issue price for a BSA will be decided by the board of directors on the day the BSA is issued in accordance with the characteristics of the BSA and will be at least equal to the fair market value of a BSA as determined by the board of directors, if any with the help of one or more independent expert(s) of its choice, hereby resolves to cancel the preferential subscription rights of shareholders over the BSAs, which can only be awarded to the following category of beneficiaries: (i) members and observers (censeurs) of the Company’s board of directors in office on the date the warrants are granted who are not employees or senior executives of the Company or of one of its subsidiaries or (ii) persons who have entered into a service or consultant contract with the Company or with one of its subsidiaries or (iii) members of any committee which the board or of directors has set up or could set up who are not employees or senior executives of the Company or of one of its subsidiaries (the “Beneficiaries”), hereby resolves, in accordance with the provisions of article L. 225-138-I of the French commercial code, to delegate to the board of directors the task of fixing the list of the Beneficiaries from the above-mentioned category and the percentage of BSAs to be awarded to each Beneficiary thus designated, hereby authorizes the board of directors, to, within the limits of the above, issue and grant the BSAs on one or several occasions for each Beneficiary,

hereby resolves to delegate to the board of directors for each Beneficiary, the terms and conditions for exercising the BSAs and especially the issue price for the BSAs, the Strike Price and the timetable for exercising the BSAs, it being specified that they must be exercised within ten (10) years of their issue, at the latest, and that the BSAs which have not been exercised at the end of this ten (10) year period will be automatically null and void, hereby resolves that for as long as the Company shares are listed in France and/or abroad, the Strike Price, which will be decided by the board of directors when the BSAs are granted must be at least equal to the higher of the following values: (i) the last known closing price for a Company share on the market(s) on which the Company shares are listed on the date the said BSA is granted by the board of directors and (ii) the average price for a Company share weighted by volume on the market(s) concerned during the 20 trading days prior to the date of grant of the said BSA (rounded up to the next euro cent if necessary), hereby resolves that the ordinary shares subscribed must be fully paid up at subscription either in cash or by offsetting against liquid and immediately payable receivables,

hereby resolves that the new shares delivered to the beneficiary when its BSAs are exercised will be subject to all the provisions of the bylaws and will begin to bear dividend rights on the first day of the financial year during which they are issued, hereby resolves that the BSAs will be transferable. They will be issued in registered form and will be registered in an account,

hereby resolves the maximum issuance of 850,000 ordinary shares to which the exercise of the BSAs will give an entitlement, representing an increase of a maximum nominal amount of € 42,500,

hereby specifies that in accordance with articles L. 228-91 and L. 225-132 of the French commercial code, this decision entails the waiver, in favor of the BSA holders, of the shareholders’ preferential subscription rights for ordinary shares to which the BSAs give an entitlement, hereby reiterates that under article L. 225-98 of the French commercial code:

•

in the event of a reduction in share capital resulting from losses by reducing the number of shares, the rights of the BSA holders to receive a number of shares when the BSAs are exercised will be reduced accordingly as if the said holders had been shareholders on the date the BSAs were issued;

•

in the event of a reduction in capital resulting from losses by reducing the par value of the shares, the subscription price of the shares to which the BSAs give an entitlement will be unchanged and the issue premium will be increased in the amount of the reduction of the par value, hereby resolves in addition that:

•

in the event of a reduction in capital not resulting from losses by reducing the par value of the shares, the subscription price of the shares to which the BSAs give an entitlement will be reduced by as much;

•

in the event of a reduction in capital not resulting from losses by reducing the number of shares, the holders of the BSAs, if they exercise their BSAs, can demand the redemption of their shares under the same conditions as if they had been shareholders when the Company redeemed its own shares, hereby resolves, as is provided for in article L. 228-98 of the French commercial code, that the Company is authorized to modify its form and its corporate purpose without having to request the authorization of the holders of the BSAs, hereby reiterates that in accordance with article L. 228-98 of the French commercial code, the Company cannot modify the rules for apportioning its profits or reduce its share capital or create preference shares resulting in such a modification or reduction unless it is authorized to do so by the issuance contract or under the terms of article L. 228–103 of the French commercial code and subject to taking the necessary measures to maintain the rights of the holders of securities giving access to the capital under the terms of article L. 228-99 of the French commercial code, hereby authorizes the Company to impose on the BSA holders the redemption or reimbursement of their rights as provided for in article L. 208-102 of the French commercial code,

hereby resolves that where the adjustments set out in article L. 228-99 3° of the French commercial code may have to be carried out, the adjustment would be performed by applying the method set out in article R. 228-91 of the French commercial code. It is specified that the value of the preferential subscription rights, like the value of the share before the detachment of the subscription right, would if necessary be determined by the board of directors in accordance with the subscription, exchange or sale price per share adopted during the last transaction on the Company’s capital (capital increase, contribution of securities, sale of shares etc.) during the six (6) months preceding the meeting of the said board of directors or if such a transaction does not occur during this period, in accordance with any other financial parameter which will appear relevant to the board of directors (and which will be validated by the Company’s statutory auditors), hereby resolves to give full powers to board of directors to implement this delegation of authority and in order to:

•

issue and grant the BSAs and to draw up the subscription price, the conditions for exercising and the final terms and conditions of the BSAs in accordance with the provisions of this resolution and within the limits fixed in this resolution;

•	to determine the identity of the Beneficiaries of the BSAs and the number of BSAs granted to each of them;

•	to fix the price of the share which could be subscribed by exercising a BSA under the above conditions;

•

to record the number of ordinary shares issued following the exercise of the BSAs, to carry out the consequent formalities regarding capital increases and to make the corresponding modifications to the Company’s bylaws;

•	to take any measures to protect the BSA holders from financial transactions affecting the Company in accordance with the legal and regulatory provisions in force;

•	to, in general, take any measures and perform any formalities necessary for this issuance,

hereby resolves that this delegation is granted for a period of eighteen (18) months from today’s date and terminates any previous delegation with the same purpose.

TWENTY-SIXTH RESOLUTION

Overall limitations to the amount of issues made under the 23rd resolution, 24st resolution and the 25th resolution above.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ special reports,

hereby resolves that the sum (i) of the shares which may be issued or acquired by exercising the options granted under the 23th resolution above, (ii) the shares which could be granted freely under the 24th resolution above, and (iii) the shares which could be issued by exercising the share subscription warrants which could be issued under the 25th resolution above cannot exceed 3,822,596 shares, it being specified that the additional amount of the shares to be issued in accordance with the applicable contractual provisions in order to protect the rights of the holders of securities and other rights giving access to these shares will be added to this ceiling.

TWENTY-SEVENTH RESOLUTION

Amendment of article 12 of the articles of association “meeting of the board of directors” in order to provide for the possibility for the board of directors to take certain decisions by means of written consultation

The General Meeting, voting under the quorum and majority conditions required for Extraordinary General Meetings having taken note of the Board of Directors’ report,

resolves to amend Article 12 of the Articles of Association “Meeting of the Board of Directors” to add an Article 12.7. worded as follows :

“The Board of Directors may also take the following decisions within the scope of the Board’s own powers by written consultation with the directors:

•	provisional appointment of members of the Board as provided for in Article L. 225-24 of the French Commercial Code,

•	authorization of sureties, endorsements and guarantees provided for in the last paragraph of Article L. 225-35 of the French Commercial Code,

•

decision taken on the basis of the delegation granted by the Extraordinary General Meeting in accordance with the second paragraph of Article L. 225-36 of the French Commercial Code, to amend the Articles of Association to bring them into compliance with the legal and regulatory provisions,

•	convening shareholders’ general meetings, and

•	transfer of the head office to the same department.

When the decision is taken by written consultation, the text of the proposed resolutions accompanied by a voting form is sent by the Chairman to each member of the Board of Directors by electronic means (with acknowledgement of receipt).

The directors have a period of 3 working days following receipt of the text of the proposed resolutions and the voting form to complete and send the voting form, dated and signed, to the chairman by electronic means (with acknowledgement of receipt), ticking a single box for each resolution corresponding to the meaning of its vote.

If no or more than one box has been ticked for the same resolution, the vote will be null and void and will not be taken into account for the calculation of the majority.

Any Director who has not sent his answer within the above-mentioned time limit will be considered absent and his vote will therefore not be taken into account for the calculation of the quorum and the majority.

During the time limit for reply, any director may require any additional explanations from the initiator of the consultation.

Within five (5) working days following receipt of the last ballot paper, the Chairman shall draw up and date the minutes of the deliberations, to which the ballot papers shall be appended and which shall be signed by the Chairman and a director who participated in the written consultation. »

Article 12.7. thus becomes Article 12.8.

TWENTY-EIGHTH RESOLUTION

Amendment of Article 18 of the Articles of Association “General Meetings - quorum -voting - number of votes” in order to update the legal provisions concerning the procedures for determining the majority required for the adoption of resolutions by general meetings of shareholders

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings having taken note of the Board of Directors’ report,

resolves to amend the 11th and 13th paragraphs of Article 18 of the Articles of Association “General Meetings - quorum - voting - number of votes” as follows in order to update the legal provisions concerning the procedures for determining the majority required for the adoption of resolutions by General Meetings of shareholders:

“11th paragraph:

Resolutions of the ordinary general meeting shall be passed by a majority of the votes cast by the shareholders present or represented. The votes cast do not include those attached to shares for which the shareholder did not take part in the vote, abstained from voting or voted blank or null and void.

13th paragraph :

Resolutions of the Extraordinary General Meeting shall be passed by a two-thirds majority of the votes cast by the shareholders present or represented. The votes cast do not include those attached to shares for which the shareholder did not take part in the vote, abstained or voted blank or null and void”.

TWENTY-NINTH RESOLUTION

Delegation to be granted to the board of directors for the purpose of an increase in the share capital whose subscription would be reserved to members of a company savings plan established pursuant to articles L. 3332-1 and following of the French labor code

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ reports established in accordance with the law,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code, in particular L 225-129-2, L. 225-129-6 and L. 225-138-1, and articles L. 3332-18 and following of the French labor code, hereby delegates authority to the board of directors to carry out the capital increase on one or more occasions, by its own decisions, by issuing ordinary shares which are reserved either directly or through a company mutual fund for the members of a company savings plan as provided for in articles L. 3332-1 and following of the French labor code and which is open to employees of the Company and its affiliates within the meaning of article L. 225–180 of the French commercial code and of article L. 3344-1 of the French labor code and who satisfy the conditions potentially set by the board of directors (hereafter the “Group’s Employees”), hereby resolves to consequently waive the preferential subscription rights granted to shareholders by article L. 225-132 of the French commercial code and to reserve the subscription of the said ordinary shares to the Group’s Employees, hereby fixes the validity of this delegation at eighteen (18) months from the date of this general meeting,

hereby fixes the maximum nominal amount of the shares which can be issued at the sum of € 66,300,

hereby resolves that the issue price for a share shall be determined by the board of directors in accordance with the provisions of article L. 3332-20 of the French labor code.

—oo0oo—

Conditions for attending the General Meeting

Any shareholder, regardless of the number of shares owned, may attend this General Meeting.

Any shareholder may justify his right to participate to the shareholders’ meeting through the recording of the shares in the name of the shareholder or of the intermediary registered on his behalf, on 25 June 2020, at midnight, Paris time, either in the bearer securities’ accounts held by Société Générale, or in bearer accounts held by an authorised custodian.

The registration of shares in the bearer share accounts held by an authorised intermediary is evidenced by a certificate of participation issued by the latter, attached to the remote voting form or proxy form or upon request of the admission card in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

Due to the Covid-19 epidemic, this general meeting will take place in camera. The shareholders will therefore not be able to physically attend said meeting.

Under these conditions, shareholders are invited to vote remotely, prior to the General Meeting, by giving a proxy to the Chairman or to any other natural or legal person of his choice, or by returning the postal voting form.

Exceptionally, we invite you not to give a proxy to a third party to represent you at the meeting insofar as the meeting will be held without the physical presence of the shareholders and therefore of any third party proxies, and to give preference to voting by mail or to give a proxy to the Chairman.

In view of the uncertainty surrounding postal deadlines in the current circumstances, shareholders are recommended to make use, where possible, of electronic means of communication in their dealings and communications relating to this general meeting.

Shareholders wishing to vote by mail or give proxy to the Chairman :

•

for registered shareholders: send back the single voting form, which will be sent to each shareholder with the convening notice, either by ordinary mail using the prepaid envelope attached to the notice of by e-mail to the following address: assemblees.generales@sgss.socgen.com no later than 26 June 2020;

•

for the holders of bearer shares: request a voting form from the intermediary who manages the relevant shareholder’s shares, as from the date of notice of the Meeting. The single voting form by post or by proxy must be accompanied by a certificate of participation issued by the shareholder’s financial intermediary and returned by the latter either by mail to the following address: Société Générale - Service assemblées – 32 Rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3 or by e-mail to the following address: assemblees.generales@sgss.socgen.com no later than 26 June 2020.

Requests for the voting form must reach Société Générale via the shareholder’s financial intermediary at one of the addresses indicated above, at least six days before the date of the meeting, i.e. no later than 23 June 2020.

Only duly completed voting forms that are received at Société Générale at one the addresses indicated above at least three days before the scheduled date of the meeting, i.e. no later than 26 June 2020, and accompanied by the certificate of participation issued by an authorised intermediary for bearer shares, will be taken into account.

Shareholders wishing to give proxy to a third party :

In accordance with Article R.225-79 of the Commercial Code, the notification of the appointment and revocation of a proxy representative can be made electronically, as follows:

•

for registered shareholders: they must send an email to the following address: assemblees.generales@sgss.socgen.com specifying one’s full name, address and Societe Generale identifier for directly registered shareholders (information available at the top left of the account statement) or his identifier with his financial intermediary if he is a holder of administered registered shares and the full name and address of the appointed or revoked agent;

•

for holders of bearer shares: they must send an email to the following address: assemblees.generales@sgss.socgen.com specifying their full name, address and bank details as well as the full name and address of the appointed or revoked representative. The shareholder must then imperatively ask the financial intermediary that manages his account to send written confirmation to Société Générale, Service Assemblées, 32 Rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3,

The proxy holder sends his voting instructions for the exercise of his mandates in the form of a scanned copy of the single form, to Société Générale, by email to the following address: assemblees.generales@sgss.socgen.com

The form must bear the surname, first name and address of the proxy, the words “As a proxy holder”, and be dated and signed. Voting directions are indicated in the box “I vote by correspondence” of the form.

He attaches a copy of his identity card and, where appropriate, a power of representation for the legal person that he represents.

To be taken into account, the electronic message must reach Société Générale by the fourth day prior to the date of the Meeting, that is to say, no later than 25 June, 2020.

In addition, for its own voting rights, the proxy sends its voting instructions in accordance with the following procedure the usual procedures.

It is stipulated that any shareholder having already cast his vote or sent a proxy:

•

pursuant to decree n° 2020-418 of 10 April 2020 adapting the rules for the holding and deliberation of meetings due to the epidemic of Covid-19, by way of derogation from III of article R. 225-85 of Commercial Code, may choose another mode of participation in the meeting provided that its instructions to this effect reach Société Générale: ag2020.fr@socgen.com within the legal deadlines, specifying that they are new instructions which cancel and replace the previous ones. By way of derogation from the second sentence of article R. 225-80 of this Code, the previous instructions received are then revoked,

•

may at any time transfer all or part of his shares. If the transfer takes place before 27 June 2020 at midnight Paris time, the Company will invalidate or amend, as appropriate, the postal vote, proxy, or certificate of participation. For this purpose, the authorised financial intermediary shall notify the Company or its agent of the transfer and forward the necessary information.

Requests to add draft resolutions or items to the agenda

Requests to add draft resolutions or items to the agenda of the General Meeting fulfilling the conditions provided for by Articles L.225-105, R.225-71, and R.225-73 of the Commercial Code, presented by shareholders, must, in accordance with applicable laws, reach Cellectis, 8 rue de la Croix Jarry – 75013 Paris, by registered letter with acknowledgement of receipt or by electronic communication at the following address agm@cellectis.com, no later than the twenty-fifth day preceding the date of the General Meeting.

These requests must be accompanied by a registration certificate that justifies the possession or the representation by the authors of the request of the proportion of the capital required by Article R.225-71 of the Commercial Code. In addition, the examination by the General Meeting of the items or draft resolutions filed by the shareholders in accordance with the regulations is subject to the submission by the authors of the request of a new certificate justifying the registration of their shares under the same conditions by the second business day preceding the meeting.

The texts of the draft resolutions submitted by the shareholders and the list of items added to the agenda at their request will be posted on the Company’s website www.cellectis.com as soon as the aforementioned conditions are fulfilled.

Questions in writing

Any shareholder may also formulate a written question. These questions should be addressed:

•	To the head office at 8, rue de la Croix Jarry - 75013 Paris by registered letter with acknowledgement of receipt, addressed to the Chairman of the Board of Directors,

•	to the following email address agm@cellectis.com ;

four business days at the latest before the General Meeting, i.e. no later than 23 June 2020, accompanied by a certificate of registration either in the registered securities accounts or in the bearer securities accounts kept by the authorised intermediary.

Furthermore, insofar as the General Meeting is held without the physical presence of the shareholders, it is recalled that shareholders will not be able to ask oral questions or propose new resolutions during the general assembly. However, written questions from shareholders who are sent to the Company after the deadline provided for by applicable rules but before the general meeting via the above-mentioned address agm@cellectis.com will be processed to the extent practicable.

This meeting notice constitutes notice of the meeting provided that no changes are made to the agenda and resolutions, in particular following requests for the registration of draft resolutions presented by shareholders.

The board of directors